Exhibit 99.1

Wave Energy Developer, Eco Wave Power, Strengthens Management – Appoints Chief Operating Officer

Stockholm, Sweden, October 13, 2021 – Publicly traded wave energy developer, Eco Wave Power Global AB (publ) (“Eco Wave Power”) (Nasdaq US: WAVE, Nasdaq First North: ECOWVE), announces today the appointment of Mr. Avi Waller as Chief Operating Officer for the Eco Wave Power Group. Mr. Waller will begin his employment immediately and will be based in Eco Wave Power’s headquarters in Tel Aviv, Israel.

Mr. Waller joins Eco Wave Power with broad experience in corporate and operational activities, most recently as the CEO of A. Adiran Engineering & Agencies Ltd., a company that provides all round solutions for industrial structures based on professional planning and implementation of high-quality products.

“Avi brings to Eco Wave Power more than 20 years of leadership roles with a proven track record in engineering organizations, where he was responsible for leading teams and supporting global operations within a dynamic market environment,” stated Inna Braverman, Eco Wave Power’s Founder and Chief Executive Officer.

“I’m truly excited to see Avi join Eco Wave Power as our COO. Avi is a world-class executive and has the right set of skills to continue the development of EPC & Operations as a crucial part of our mission to create a world that runs entirely on green energy. Avi has a strong technical foundation in engineering and has impressive experience leading manufacturing, operations, and development. In addition, Avi holds strong commercial mindset, which adds value to our business and customers.”

Mr. Waller stated, “I really look forward to joining the team at Eco Wave Power. Having worked for many years in the engineering sector, I am honored to join the most innovative wave energy company in the world and lead the organization’s operations with a clear ambition to be a leader in the global energy transformation.”

Avi Waller Bio

Avi Waller has held senior positions at A. Adiran Engineering & Agencies Ltd., an Israeli engineering group, which focuses on consulting, import, implementation, and maintenance of industrial automation systems. His most recent position was the CEO of A. Adiran Engineering & Agencies Ltd., which he has held since 2017, and prior to that Mr. Waller had 7 years of experience as VP of Operations and Logistics in A. Adiran Engineering & Agencies Ltd.

Mr. Waller holds a BA degree in Business Management and Economics from Ben Gurion University of the Negev in Israel.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“Eco Wave Power”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

FNCA is the company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

Aharon Yehuda, CFO
aharon@ecowavepower.com